UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐.

Information contained in this report

This Report on Form 6-K/A (this “Amendment No. 1”) amends the Report on Form 6-K furnished by VEON Ltd. (the “Company”) to the Securities and Exchange Commission on June 28, 2022 (the “Original Form 6-K”), solely to correct errors in the content of the press release attached thereto. An amended press release is attached as Exhibit 99.1 hereto. No revisions are being made to the Company’s financial statements. This Amendment is an exhibits-only Report.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Press Release, dated June 28, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: June 29, 2022

	By:	/s/ Victor Biryukov
	Name:	Victor Biryukov
	Title:	Group General Counsel